Todd J. Emmerman todd.emmerman@kattenlaw.com 212.940.8873 direct 212.894.5873 fax

July 29, 2009

United States Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Bret Johnson

Re:	Essex Rental Corp. Form l0-K for Fiscal Year Ended December 31, 2008 File No. 0-52459

Dear Mr. Johnson:

Set forth below is the response on behalf of Essex Rental Corp. (“Essex”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated July 13, 2009 (the “Comment Letter”), concerning Essex’s Annual Report on Form 10-K (the “Annual Report”) for the fiscal year ended December 31, 2008, Quarterly Report on Form 10-Q (the “Quarterly Report”) for the period ended March 31, 2009 and Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Commission on April 30, 2009.  In this Comment Response Letter unless the context otherwise requires, the words “we”, “us” and “our” refer to Essex.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

General

1.
We note your disclosure that the aggregate market value of the voting and non-voting common equity of your company held by non-affiliates as of June 30, 2008 was $101,659,500.  Therefore, you appear to be an accelerated filer rather than a smaller reporting company. In future filings, please check the correct box on the cover of your periodic reports, conform your disclosures accordingly throughout the filing by complying with the requirements applicable to accelerated filers, and adhere to the proper filing deadlines applicable to accelerated filers.  See Rule 12b-2 of the Exchange Act.

Response:  We acknowledge the Staff's comment and in future filings Essex will check the correct box on the cover page of its periodic reports, and will  conform its disclosure to, and adhere to the proper filing deadlines required by, applicable rules and regulations.

Bret Johnson
July 29, 2009

We note that pursuant to Rule 12b-2 and Paragraphs (f)(2)(i) of Item 10 of Regulation S-K, Essex was eligible to provide the scaled disclosure applicable to smaller reporting companies in its Annual Report, and was not required to transition to the larger reporting company system until Essex filed its Quarterly Report (i.e., the first quarter following the fiscal year in which we determined Essex no longer qualified as a smaller reporting company).

Item 1.  Business, page 1

Used equipment sales, page 5

2.	In future filings, please disclose the revenue generated from the sale of equipment.

Response:  In future filings with the Commission, Essex will disclose the revenuegenerated from the sale of equipment.

Competition, page 9

3.
In future filings, please provide a better sense of your competitive position, to the extent practicable, by disclosing the percentage of the market that you have versus your major competitors.  Additionally, in future filings, discuss the significance of your position as the only national crane rental services company that focuses exclusively on lattice-boom crawler cranes and attachments.  For instance, discuss the competitive advantages and/or disadvantages of this exclusive focus.  See Item 101(c)(x) of Regulation S-K.

Response:  We are not aware of reliable statistical or anecdotal data that would make disclosure of the percentage of the market that Essex has versus other major competitors practicable.  We will, however, include disclosure to such effect in the future should reliable information become available to us.

In future filings with the Commission, we will discuss the significance of our position as the only national crane rental services company that focuses exclusively on lattice-boom crawler cranes and attachments, including the competitive advantages and disadvantages of our focus on the lattice boom crawler crane niche.

Government Regulation, page 10

4.	In future filings, please disclose material ongoing expenses associated with the investigation and remediation activities at your properties. See Item 101(c)(xii) of Regulation S-K.

Response:  To the extent applicable, we will include disclosure to such effect in future filings; however, we note that Essex’s management does not currently anticipate material ongoing expenses associated with environmental investigation and remediation activities at its properties.

Bret Johnson
July 29, 2009

Availability of Information, page 11

5.	In future filings, please disclose the information required under Item 101(e)(3) and (e)(4) of Regulation S-K.

Response:  As discussed in our response to comment 1, Essex continued to be eligible to provide the scaled disclosure applicable to smaller reporting companies in its Annual Report.  Accordingly, we do not believe that Essex was required to disclose in its Annual Report the information required by Item 101(e)(3) and (e)(4) of Regulation S-K.  However, in future filings with the Commission, Essex will disclose the information required under Item 101(e)(3) and (e)(4) of Regulation S-K, to the extent that Essex no longer qualifies as a smaller reporting company.

Item 7.  MD&A

Liquidity and Capital Resources, page 38

6.	Please revise future filings to:
•	Disclose and discuss the cash flows of the predecessor;
•	Disclose the amount or range of anticipated capital expenditures, including rental equipment, for the next fiscal year; and
•	Provide a tabular presentation of contractual obligations, including estimated interest payments.
Refer to Item 303 of Regulation S-K.

Response:  In future filings with the Commission, Essex will discuss the cash flows of the predecessor to the extent applicable.

In future filings with the Commission, Essex will disclose the amount or range of anticipated capital expenditures, including rental equipment, for the next fiscal year, to the extent that we experience or anticipate material changes in the amount of such expenditures.

As discussed in our response to comment 1, Essex continued to be eligible to provide the scaled disclosure applicable to smaller reporting companies in its Annual Report.  Accordingly, we do not believe that Essex was required to provide a tabular presentation of contractual obligations, including estimated interest payments,  in its Annual Report.  However,  in future filings with the Commission, Essex will provide a tabular presentation of contractual obligations, including interest payments, in accordance with  Item 303(a)(5) of Regulation S-K, to the extent that Essex no longer qualifies as a smaller reporting company.

Item 9A.  Controls and Procedures, page 43

7.
Supplementally, please tell us how you have determined that your disclosure controls and procedures are effective in light of your discussion regarding your internal control over financial reporting and your disclosure in the last paragraph on page 15.

Bret Johnson
July 29, 2009

Response: While we acknowledge that some components of internal control over financial reporting may be included in Essex’s disclosure controls and procedures, we note that, according to the Commission, “...in designing their disclosure controls and procedures, companies can be expected to make judgments regarding processes on which they will rely to meet applicable requirements.  In doing so, some companies might design their disclosure controls and procedures so that certain components of internal control over financial reporting pertaining to the accurate recording of transactions and disposition of assets or to the safeguarding of assets are not included.” Commission Release Nos. 33-8238, 34-47986, IC-26068.  The Commission has further acknowledged that “where a component of internal control over financial reporting is subsumed within disclosure controls and procedures, even where systems testing of that component would clearly be required as part of the annual evaluation of internal control over financial reporting, management could make a different determination of the appropriate nature of the evaluation of that component for purposes of a quarterly evaluation of disclosure controls and procedures.”  Id. In light of the foregoing, and the distinct goals of disclosure controls and procedures and internal control over financial reporting, we believe that a complete evaluation of Essex’s internal controls was not a prerequisite to management’s evaluation of Essex’s disclosure controls, or to management’s conclusion that Essex’s disclosure controls were effective.

Moreover, we believe that Essex has procedures in place that mitigate the need for Essex’s principal executive officer and principal financial officer to evaluate, or rely on an evaluation of, such internal controls that may be subsumed in Essex's disclosure controls and procedures in management’s evaluation of Essex’s disclosure controls and procedures.  Such procedures include automated analysis and communication to senior management of transactions and financial information as well as frequent communication among members of Essex’s management team.  For example, since 2002, Essex has utilized an enterprise resource software application, which fully integrates Essex's operational and financial information and provides management with real time reports for each piece of Essex's equipment on rent during a particular period, and other information with respect to the rental of each piece of equipment.  In addition, Essex’s business model involves a relatively low volume of material, non-ordinary course transactions and Essex’s Chief Executive Officer and Chief Financial Officer are personally involved in all such transactions.  Essex also relies on frequent communication among Essex's management personnel, including Essex's Chief Executive Officer and Chief Financial Officer, Essex’s Board of Directors, including members of Essex’s Audit Committee, and Essex’s outside legal counsel to ensure timely reporting under applicable regulations.

We believe that Essex’s Chief Executive Officer and Chief Financial Officer evaluation of its disclosure controls and procedures, including the procedures described above, permitted them to conclude that, as of December 31, 2008,  appropriate controls and procedures were in place to provide reasonable assurance that information required to be disclosed by Essex in reports that it files with the Commission or submits under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and was accumulated and communicated to management, including Essex’s principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Bret Johnson
July 29, 2009

Exhibits, pages 45-47

8.
We note your disclosures on pages 11 and 13 that you are dependent on two suppliers for your cranes.  Please tell us supplementally whether you have entered into supplier agreements with these companies, and if you have, please explain why you have not filed the agreements as exhibits.  See Item 601(b)(10) of Regulation S-K.

Response:  Essex has not entered into supplier agreements with either Manitowoc or Liebherr, the two suppliers of Essex’s crawler cranes referred to on pages 11 and 13 of the Annual Report.

Item 8.  Financial Statements and Supplementary Data

Consolidated Statements of Stockholders’ Equity, page F-8

9.	Please revise future filings to disclose and discuss your basis for accounting for the “effective” conversion of the retained interests in Essex Holdings as equity.

Response:  In future filings with the Commission, we will disclose and discuss the basis for accounting for the “effective” conversion of the retained interests in Essex Holdings as equity in our financial statements.   We note that the we previously explained the basis for such presentation to the Staff in our letter to the Staff, dated September 12, 2008, in response to comment number 2 in the Staff’s comment letter, dated September 5, 2008.

Note 2.  Summary of Significant Accounting Policies

Spare Parts Inventory, Rental Equipment, and Property and Equipment page F-19

10.	Please revise your accounting policies in future filings to clarify what the “Company’s capitalization criteria” are in regards to when equipment and related costs are capitalized.

Response:   In future filings with the Commission, we will revise our accounting policies to clarify our accounting policies regarding capitalization criteria for equipment and related costs.

11.
In regard to rental equipment, please revise future filings to quantify amounts capitalized as equipment improvements and amounts expensed as ordinary repair and maintenance costs during each period presented.

Bret Johnson
July 29, 2009

Response:  In future filings with the Commission, we will quantify the repair and maintenance amounts capitalized for each period presented.  We note that the amounts expensed as ordinary repairs and maintenance have been, and will continue to be, disclosed in our statement of operations within cost of revenues as equipment repair and maintenance for each period presented.

Goodwill and Other Intangible Assets, page F-20

12.
With a view towards future disclosure, please help us better understand the specific facts and circumstances that resulted in you determining the amount of goodwill you recorded when you acquired Essex Holding and determining the amount of the goodwill impairment you recorded as of December 31, 2008.

Specifically, please address following:
•
Provide a comprehensive summary of the specific assumptions you used to negotiate the purchase price and that advisors used to assess the fairness of the purchase price when you acquired Essex Holdings;

•
Provide a comprehensive discussion of your allocation of the purchase price to the assets and liabilities you acquired and your determination of goodwill.  Also, reconcile the amount of goodwill you recorded and the amount of goodwill you estimated in the pro forma financial statements provided in the proxy statement;

•	Provide a comprehensive summary of the specific assumptions you used to determine that goodwill was impaired and that resulted in you writing-off the entire goodwill balance at December 31, 2008;
•	Provide a comprehensive explanation of the reasons for any changes in assumptions that occurred during the two months ended December 31, 2008;
•	Tell us when the purchase price for Essex Holdings was negotiated and finalized. Also, tell us if there was any re-negotiation of that price prior to October 31, 2008; and
•	Tell us the minimum purchase price that was required for an acquisition based on the provisions of the initial SPAC offering.

Response:

Part 1.    Summary of Specific Assumptions Used to Negotiate the Purchase Price

As discussed in Part 5 below, the purchase price was determined based on negotiations that occurred during February and early March 2008.  The acquirer’s purchase price negotiations were based on its estimates of the enterprise value of Holdings, which in turn were based on revenue and EBITDA projections provided by Essex Crane’s management.

One of the acquirer’s financial advisors assessed the fairness of the purchase price from a financial point of view using three methodologies: (i) an analysis of expected discounted future cash flows; (ii) an analysis of comparable public companies (the “Guideline Public Company Method”); and (iii) an analysis of comparable transactions (the “Comparable Transaction Method”).

Bret Johnson
July 29, 2009

The Company’s financial advisor applied a discount rate of 14.1%, based on a 4.35% 30-year treasury coupon bond yield, to compute the fair value of the discounted future cash flows under its discounted cash flow analysis.

The Company’s financial advisor estimated an enterprise value under the Guideline Public Company Method using a median comparable Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) multiple of 5.5 and EBIT multiple of 9.5.  The median multiples were based on the enterprise value of eight publicly traded companies that met the advisor’s criteria for similar size, growth, profitability, turnover ratios, liquidity and other factors (collectively, the “Similar Company Criteria”).

The Company’s financial advisor estimated an enterprise value under the Comparable Transaction Method using a median comparable Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) multiple of 7.1 and EBIT multiple of 12.7.  The median multiples were based on 14 comparable transactions involving target companies in the construction machinery rental and leasing industry that met the Similar Company Criteria, as well as additional factors, including an analysis of the structure, size and date of the comparable transaction.

For additional information regarding the assumptions used to negotiate the purchase price and the analysis performed by our financial advisor, please see the sections of Essex’s Definitive Proxy Statement, filed with the Commission on October 8, 2008, entitled “THE ACQUISITION PROPOSAL – Background of the Acquisition” (beginning on page 43) and “THE ACQUISITION PROPOSAL – Fairness Opinion” (beginning on Page 49).

Part 2.  Allocation of Purchase Price of Assets Acquired and Liabilities Assumed and Reconcile the Goodwill amount to the Pro forma financial statements.

The following is a comprehensive summary of our purchase price allocation as of October 31, 2008 which was determined in accordance with FAS 141 “Business Combinations” paragraphs 35 through 47.

•
We determined that the book value of the following assets acquired and liabilities approximated their fair value due to their short term nature – cash, prepaid assets, accounts receivable, other assets, accounts payable and accrued expenses.

•	We engaged an experienced and qualified third party to assist in the valuation of the Company’s Rental Equipment and Property and Equipment based on assumptions provided by Essex Crane’s management.

Bret Johnson
July 29, 2009

•
We engaged an experienced and qualified third party to assist in the valuation of intangible assets including Customer Relationship Intangible and Trademark based on assumptions provided by Essex Crane’s management.

•
The fair value of the Retained Interest (632,111 shares of common stock) represented that portion of the agreed-upon purchase price which was not paid in cash (i.e., $5 million).  The fair value per common share of $7.90 was based on the estimated cash in trust as of the acquisition closing date which approximated the market price of Hyde Park common stock on the acquisition agreement date.

•	The fair value used for the common stock issued in exchange for investment banking services was based on the Hyde Park stock price on the acquisition closing date.

•
The remaining excess purchase price over the net assets acquired was recorded as goodwill in accordance with FAS 141 paragraph 43 which include transaction costs incurred in accordance with FAS 141 paragraph 24.

The following is a reconciliation of goodwill between the amount actually recorded and the pro forma financial statements provided in the proxy statements.

Goodwill recorded as of the 10/31/08 Closing Date	$23,895,733

Increase in Cash	407,306
Decrease in Accounts Receivable	(3,287,343)
Decrease in Rental Equipment	(5,328,525)
Increase in Property & Equipment and Spare Parts	166,853
Decrease in Other Current and Long-term assets	(2,083,572)
Decrease in Other Identifiable Intangibles	(200,000)
Increase in Accounts Payable	(250,418)
Decrease in Interest Rate Swap Liability Swap Assumed	3,370,842
Increase in estimated Deferred Tax Liabilities	(12,243,072)
Working Capital Purchase Price Adjustment	5,666,343

Goodwill estimated as of the 6/30/08 Balance Sheet Date	$10,114,147

Part 3 Provide a Summary of Assumptions Used to Determine that Goodwill was impaired

The Company considered various triggering events that could indicate that its fair value has fallen below its book value as of December 31, 2008 as required under step 1 of FAS 142 “Goodwill and Other Intangible Assets”.  Management determined that the 35.3% decline in its stock price from $6.95 on the October 31, 2008 acquisition date to $4.50 at December 31, 2008 was a triggering event along with the fact that the stock price had remained at $4.50 for the month of December 2008.  The decline in stock price resulted in the Company’s market capitalization being less than the book value of equity which management considered to be an extended period of time.  As such, the Company engaged an experienced and qualified third party to perform a valuation using the assumptions detailed below in accordance with step 1 of FAS 142.   Based on the results of the valuation, the fair value of the equity was estimated at $49.7 million compared to book value of equity of $86.9.  Since the book value of equity exceeded its fair value, step 2 was performed under which all of the goodwill was deemed to be impaired.

Bret Johnson
July 29, 2009

The Company considered all financial information available through February 2009 as required in refining its assumptions used to perform the valuation including its declining revenues, margin and other financial information including backlog in determining the forecast for future revenues, gross margin, EBITDA and EBIT as set forth below.  These forecast assumptions were significantly worse than those utilized in determining the purchase price in March 2008 and those same assumptions still considered appropriate as of the October 31, 2008 acquisition date due to the rapidly declining economy and the deteriorating credit markets during November and December 2008 which continued into the first quarter of 2009.

	2009	2010	2011	2012	2013

Total Revenue	68,000,000	68,056,000	87,590,000	97,222,000	107,094,000

Gross Margin	38,000,000	42,603,000	56,167,000	60,819,000	67,345,000

Gross Margin Percentage	44.1%	37.4%	35.9%	37.4%	37.1%

EBITDA	28,000,000	34,708,000	46,112,000	49,496,000	54,783,000
	41.2%	51.0%	52.6%	50.9%	51.2%

EBIT	18,000,000	24,568,000	33,912,000	35,028,000	37,439,000
	26.5%	36.1%	38.7%	36.0%	35.0%

The Company utilized a discount rate of 13.0% based on a 3.05% 20 year treasury coupon bond yield to compute the fair value of the discounted future cash flows for the Income Approach.

The Company estimated an enterprise value under the Guideline Public Company Method using a median comparable Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) multiple of 4.0.  Although the seven member peer group had a minimum of 2.8 and a maximum of 11.9 and a median of 6.5, the majority consideration was given to Essex’s own market multiple of 4.0 based on the fact that it is a publicly traded company.

The valuation was based on a 20% weighting to the lower fair value using the income method and an 80% weighting to the market approach.

Bret Johnson
July 29, 2009

Part 4. Provide a Comprehensive Explanation for the Reasons for the Changes in Assumptions that Occurred during the two months ended December 31, 2008.

The Company determined that the assumptions used to negotiate the purchase price in March 2008 were still appropriate as of the October 31, 2008 acquisition date.

As detailed in Part 3 above, the Company performed a goodwill impairment test as of December 31, 2008 based upon the identification of a triggering event (the decline in the Company’s stock price which resulted in the Company’s market capitalization being less than the book value of equity) as required under step 1 of FAS 142.  In performing that evaluation, management considered all available financial information available through February 2009 in determining its forecast assumptions.  The Company considered its declining revenues, margin and other financial information, including backlog during the two months ended February 28, 2009, in determining the forecast for future revenues, gross margin, EBITDA and EBIT as set forth in Part 3 above.

The Company estimated an enterprise value under the Guideline Public Company Method using a median comparable Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) multiple of 4.0.  Although the seven member peer group had a minimum of 2.8 and a maximum of 11.9 and a median of 6.5, the majority consideration was given to Essex’s own market multiple of 4.0 based on the fact that it is a publicly traded company.

Part 5.  Purchase Price Negotiation Timeline

The purchase price was negotiated during the first quarter of 2008 and was agreed upon on March 6, 2008 when the Purchase Agreement was signed.  Although the purchase agreement was amended twice between March 6, 2008 and the October 31, 2008 closing date, the changes were not a re-negotiation of the purchase price.

Part 6.  Minimum Purchase Price

Essex’s (formerly Hyde Park Acquisition Corp.) initial business combination was required to be with a target business whose fair market value was at least equal to 80% of Hyde Park’s net assets at the time of the acquisition.

Note 3.  Rental Equipment, page F-24

13.
Please revise future filings to provide, to the extent applicable, the disclosures required by paragraphs 23(b)(i), (ii) and (iii) of SFAS 13.  In this regard, it appears to us that you may have more than one major class of property and that you have lease agreements with terms of 6-18 months.  If all your leases are cancelable, please disclose that fact.

Bret Johnson
July 29, 2009

Response:  We believe that we have only one major class of property as Essex only rents lattice boom crawler cranes with or without attachments and as such we consider our disclosure under SFAS 13 paragraph 23(b)(i) to be adequate.  In future filings with the Commission, we will specify the minimum future rentals on non-cancelable leases as of the date of the latest balance sheet presented in aggregate and for each of the next five succeeding years in accordance with SFAS 13 paragraph 23(b)(ii).  We do not have contingent rentals whereby Essex would receive additional rental revenue based on usage or other measures, except for certain overtime usage of equipment on rent, which accounts for less than 1% of our revenues, which we believe is not material.  As such, no disclosure of such amount has been made.  Our equipment lease agreements with customers are not cancelable and as such we believe our present disclosure is adequate.

Note 7.  Revolving Credit Facility

Loan Covenants and Compliance, page F-28

14.	Please revise future filings to disclose the maturity date of the revolving credit facility and the available borrowing base threshold under which the debt covenants become active.

Response:  In response to the Staff’s comment, we note that the maturity date of the revolving credit facility has been disclosed in Note 7 (page F-27) to our financial statements, and we will continue to provide such disclosure in future filings with the Commission.  In future filings with the Commission, we will disclose that certain financial debt covenants become active when the available borrowing base is less than $20 million and provide a description of those covenants.

15.
To the extent that future non-compliance of any debt covenant is reasonably likely, please revise future filings to disclose and discuss the specific terms of any such covenants as well as the terms of your most significant and restrictive covenants in MD&A.  Your disclosures should include actual ratios/amounts for each period and the most restrictive required ratios/amounts.  Your disclosures should also address the risks and potential consequences of not complying with your debt covenants.  Such disclosures may help investors understand the magnitude of and trends associated with actual and required ratios/amounts.  See Sections I.D and IV.C of Release No. 33-8350, Interpretation-Commissions Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180_57133.

Response:  We have concluded that future non-compliance with any debt covenants is not reasonably likely, and therefore did not disclose or discuss the specific terms of any such covenants or the most significant and restrictive covenants in our MD&A.  However, we will continue to monitor the likelihood of any future debt covenant non-compliance and, if non-compliance is deemed reasonably likely, we will disclose and discuss in our MD&A the specific terms of any such covenant and our most significant and restrictive covenants as well as the actual ratios/amounts for each period and the most restrictive required ratios/amounts.  In such case, we would also disclose the risks and potential consequences of non-compliance with our debt covenants.

Bret Johnson
July 29, 2009

Note 10.  Income Taxes, page F-32

16.
Please explain to us, and revise future filings to clarify, if there are limits on your ability to utilize NOL carry-forwards due to the change in ownership that occurred as a result of the acquisition.

Response:  We did disclose in Note 10 (page F-34) to our financial statements the existence of a Section 382 limitation; however, in future filings with the Commission, we will expand our disclosure to specify the minimum annual amount of NOL carry-forwards that may be used to offset future taxable income resulting from the change in ownership under Internal Revenue Code Section 382 (that occurred as a result of the Essex Holdings acquisition) and the period over which these NOL carry-forwards can be used.

Note 11.  Stock Based Compensation, page F-35

17.	Please revise future filings to disclose the exercise price of outstanding options as required by SFAS 123(R).

Response:  In future filings we will revise our disclosure to specify the exercise price of outstanding options in accordance with FAS 123(R), consistent with the disclosure in Note 9 to our financial statements contained in the Quarterly Report.

Note 15.  Summarized Quarterly Financial Data, page F-37

18.	Please revise future filings to disclose gross profits as required by Item 302 of Regulation S-K.

Response:  As discussed in our response to comment 1, Essex continued to be eligible to provide the scaled disclosure applicable to smaller reporting companies in its Annual Report. Accordingly, we do not believe that Essex was required to provide the disclosure required by Item 302 of Regulation S-K, including disclosure of gross profits.  However, in future filings with the Commission, Essex will disclose gross profits as required by Item 302 of Regulation S-K, to the extent that Essex no longer qualifies as a smaller reporting company.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

Item 4.  Controls and Procedures, page 26

19.
Please confirm, and revise future filings to clarify, that your assessment of effectiveness is based on the complete two-part definition of disclosure controls and procedures consistent with the disclosure in your Form 10-K.  Please be advised that if you continue to include the definition of disclosure controls and procedures in your conclusion you should include the entire definition.  Alternatively, you may simply state that your disclosure controls and procedures are effective” or “ineffective”, whichever the case may be, without defining them.  See Item 307 of Regulation S-K.

Bret Johnson
July 29, 2009

Response:  We hereby confirm that our assessment of the effectiveness of disclosure controls and procedures is based on the two-part definition of disclosure controls and procedures set forth in Exchange Act Rules 13a-15(e) and 15d-15(e).  We will revise our future filings with the Commission to clarify that our assessment of effectiveness is based on such two-part definition, or, alternatively, simply state that our disclosure controls and procedures are “effective” or “ineffective”, whichever the case may be, without defining them.

Exhibit 31

20.
Please revise future filings to conform the wording of your Section 302 certifications to the exact wording in Item 601(31) of Regulation S-K consistent with the certifications in your Form 10-K.  In this regard please delete the officers title in the first line, as they are signing the certifications in a personal capacity, and delete the words “quarterly.”

Response:  In future filings with the Commission, we will conform the wording of the certifying officers’ Section 302 certifications to the exact wording in Item 601(31) of Regulation S-K, including by omitting the officers title in the first line of the Section 302 certifications.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Compensation Committee, page 6

21.
In future filings, please disclose all of the information regarding executive and director compensation, related person transactions, and corporate governance required of accelerated filers.  Please refer to Items 402, 404, and 407 of Regulation S-K as well as Commission Release No 33-8732A.

Response:  As discussed in our response to comment 1, Essex continued to be eligible to provide the scaled disclosure applicable to smaller reporting companies until the filing of the Quarterly Report.  Accordingly, we believe that Essex was eligible to provide in the Proxy Statement:

•
the scaled disclosure applicable to smaller reporting companies under Paragraph (l) of Item 402 of Regulation S-K.  We further believe that the disclosure contained in the sections of the Proxy Statement entitled “Executive Compensation” (beginning on page 12), “Outstanding Equity Awards at Fiscal Year-End” (beginning on page 15) and “Director Compensation” (beginning on page 16) sets forth the information required to be disclosed by smaller reporting companies under Paragraphs (m) through (r) of Item 402 of Regulation S-K.

Bret Johnson
July 29, 2009

•
the scaled disclosure applicable to smaller reporting companies under Paragraph (d) of Item 404 of Regulation S-K.  We further believe that the disclosure contained in the section of the Proxy Statement entitled “Certain Relationships and Related Transactions” (beginning on page 10)  sets forth the information required to be disclosed by smaller reporting companies under paragraph (d) of Item 402 of Regulation S-K.

•
the scaled disclosure permitted under Paragraph (g) of Item 407 of Regulation S-K.  We further believe that the disclosure contained in the section of the Proxy Statement entitled “Information Regarding the Board of Directors and Committees” (beginning on page 4)  sets forth the information required to be disclosed by smaller reporting companies under paragraph (g) of Item 407 of Regulation S-K.

Notwithstanding the foregoing, in future filings with the Commission, Essex will disclose all of the information regarding executive and director compensation, related person transactions, and corporate governance required of accelerated filers under Items 402, 404 and 407 of Regulation S-K, to the extent that Essex no longer qualifies as a smaller reporting company and is an accelerated filer.

In submitting this comment response letter, Essex has authorized me to acknowledge on its behalf that (i) Essex is responsible for the adequacy and accuracy of the disclosure in the Annual Report, Quarterly Report and Proxy Statement, (ii) staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) Essex may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Bret Johnson
July 29, 2009

If you have any questions regarding any of our responses or Essex’s Annual Report, Quarterly Report or Proxy Statement, please feel free to call me (212-940-8873).

Sincerely yours,

/s/ Todd J. Emmerman
Todd J. Emmerman